Filed by Hostess Brands, Inc. (Commission File No. 001-37540)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9 under

the Securities Exchange Act of 1934 as amended.

Subject Company: Hostess Brands, Inc.

Commission File No.: 001-37540

This filing relates to the proposed acquisition of Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), by The J. M. Smucker Company, an Ohio corporation (the “Company”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Purchaser”), pursuant to the Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, and Purchaser.

. . .

The following communication was shared with employees of Hostess Brands by Andy Callahan, President and Chief Executive Officer of Hostess Brands, on September 11, 2023.

To: All Hostess Brands Employees

From: Andy Callahan

Date: September 11, 2023

Subject: Hostess Brands Business Update

Team,

Today, we announced that Hostess Brands is joining The J.M. Smucker Co., adding our iconic snack brands to their growing portfolio. We and The J.M. Smucker Co. have a complementary go-to market strategy, with very similar core business principles and operations. Much of The J.M. Smucker Co.’s decision to acquire our business was driven by the company’s recognition of the strength of this team.

Since launching the business in 2013 and becoming a public company in 2016, Hostess Brands has been on a transformation journey. We have executed a new distribution model, modernized our portfolio and increased investments in our people, our bakeries, our go-to-market approach and our marketing and innovation strategies, all of which has led to growth in sales and margins that have outpaced the industry. Importantly, our strength in the convenience channel is highly complementary to The J.M. Smucker Co.’s business. By leveraging The J.M. Smucker Co.’s operational excellence and global partnerships, we believe we can drive growth and excel as a combined company in the rapidly growing snacking category and broader evolving food industry.

Ultimately, Hostess Brands’ iconic brands, our prolific innovation, our tremendous commitment to quality, our strong customer partnerships, our ability to deliver consistent, profitable and sustainable growth – all of these vital ingredients that make up Hostess Brands – are why The J.M. Smucker Co. was so interested in our business. Again, it’s a testament to all of you that this company is so highly valued in the market.

We recognize that you will have many questions regarding today’s announcement, and we will do our best to answer them. I will host a Town Hall today at 9:00 am CT with other members of the Leadership Team to share more details and address your questions. A calendar invite will be sent momentarily. Additionally, the Leadership Team members each will host group meetings with their teams to discuss today’s announcement.

You should also expect to receive an email from Mark Smucker, the Chair of the Board, President and Chief Executive Officer of The J.M. Smucker Co., later today, welcoming us to the company.

Beyond the clear strategic fit, this business combination would bring together two companies with a strong cultural fit. From our interactions and what we know about Hostess Brands’ values, we are struck by the remarkable similarity to The J.M. Smucker Co.’s values – we each hold a deep appreciation for how vital our stakeholders, including our employees, are to the success of our company and the communities in which we operate.

I would like to emphasize that for now, it is business as usual at Hostess Brands. These transactions take time to close and, until then, we remain an independent company. It is extremely important that we all focus on our day-to-day responsibilities and continue to provide our customers with the best-in-class products and service they have come to expect from Hostess Brands.

It is possible today’s announcement may generate additional attention from external parties. Should you receive any inquiries from outside our organization, including from the media, investors, or customers, please do not respond and immediately forward them to Julie Ketay, Director of Communications, at jketay@hostessbrands.com.

Thank you again for your continued hard work and dedication to Hostess Brands.

Sincerely,

Andy Callahan

President and Chief Executive Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands or The J.M. Smucker Co. or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that The J.M. Smucker Co. intends to file with the SEC. At the time the exchange offer is commenced, The J.M. Smucker Co. and its acquisition subsidiary will file a tender offer statement on Schedule TO, The J.M. Smucker Co. will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either The J.M. Smucker Co. or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by The J.M. Smucker Co. will be available free of charge on The J.M. Smucker Co.’s website at https://investors.jmsmucker.com or by contacting The J.M. Smucker Co. Investor Relations Department at 330-682-3000.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, The J.M. Smucker Co. and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.